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                             Filed by Pulte Corporation and Del Webb Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                  Commission File Number: 1-9804
                                              Subject Company: Pulte Corporation
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Confidential Draft                                              5/1/01   6:15 am


                         ANALYST CONFERENCE CALL SCRIPT

ROBERT BURGESS:

Good morning everyone, and welcome. I'm Robert Burgess chairman and chief executive officer of Pulte Homes. I am here today with LeRoy Hanneman, president and chief executive officer of Del Webb Corporation. Also with us from Pulte Homes are Mark O'Brien, our president and chief operating officer, and Roger Cregg, our CFO. [OTHERS]

We are pleased to share some exciting news with you. As you may know, Pulte Homes and Del Webb announced this morning that both companies' boards of directors have approved a definitive merger agreement under which Pulte Homes will acquire Del Webb in a tax-free stock for stock transaction valued at approximately $1.8 billion.



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Confidential Draft                                              5/1/01   6:15 am

The combination of Pulte Homes and Del Webb will create a $6.0 billion powerhouse with a size, geographic presence and product portfolio that is unrivaled in the homebuilding industry today.

Together, our companies will hold leading market positions throughout the United States, serving all buyer segments with home prices ranging from $90,000 to over $1 million. We will also hold a commanding position among active adult buyers, which is widely recognized as the fastest growing demographic segment of the market.

Based on most recent 12 months results, Pulte Homes and Del Webb delivered more than 28,000 homes across 44 markets in the United States. Our two companies also have a greater than 5% market share in one-third of our domestic operating markets, which are among the fastest growing population centers in the country.




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Confidential Draft                                              5/1/01   6:15 am

With pro forma revenues of $6.0 billion and EBITDA of $656 million, the combined company will be the largest and most profitable homebuilder in the country. At the same time, we believe the company's increased scale, scope and liquidity are compelling investment attributes for institutional investors and individuals seeking to invest in the homebuilding industry.

This combination raises Pulte Homes' operations to an entirely new level. Del Webb provides a vital piece in our Homeowner for Life(TM) strategy of serving homebuyers throughout each stage of their lives. With our strong brand names and combined deliveries of 10,000-plus active adult homes annually, we now have a competitive advantage in serving the fastest-growing segment of the home buying market.




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Confidential Draft                                              5/1/01   6:15 am

We expect this combination to generate cost savings of approximately $50 million annually. We expect to realize a significant portion of these savings during the first full year of operation following completion of the transaction. These savings are expected to come through:

     - More efficient operations associated with increased volumes in existing markets. We expect this will benefit resource scheduling, procurement and leverage of local field overhead. In those markets where both companies operate, efficiency gains can benefit both Pulte Homes' and Del Webb's current and future operations.

     - We also expect to generate efficiencies through improved land use efficiency and flexibility. This combination enables Pulte Homes to access Del Webb's existing land positions in fast growing markets to accelerate absorption and improve project returns. Our combined company also will be able to





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Confidential Draft                                              5/1/01   6:15 am


          expand Del Webb's business into new markets and leverage Pulte Homes' networks and to create accelerated opportunities to further expand Del Webb's brand nationwide.

     - In addition, as a result of this transaction, we will be able to leverage corporate overhead and eliminate redundant costs associated with maintaining two public companies.

We will seek to minimize workforce effects of the merger, primarily through a combination of continued growth in the respective businesses, natural attrition and reduced new hiring.

Now let me briefly describe the terms of the transaction.





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Confidential Draft                                              5/1/01   6:15 am


Under the terms of the agreement, Pulte Homes will acquire all of the outstanding shares of Del Webb in a tax-free stock for stock transaction. The transaction value will be based on a 15-day average of Pulte Homes' closing stock price for a period ending three days prior to Del Webb's stockholder meeting. If the average price were equal to Pulte Homes' closing stock price of $46.78 on April 30, 2001, the transaction would have an equity value of approximately $800 million, or $40.51 per Del Webb share, subject to adjustment pursuant to the merger agreement.

Further details about the price adjustment mechanism can be found in today's press release and in the slide presentation, which can be found on our web sites.






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Confidential Draft                                              5/1/01   6:15 am

Based upon Pulte Homes' closing price of $46.78 on April 30, 2001, Pulte Homes would be required to issue approximately 16 million shares of its common stock to complete the transaction. Pulte Homes' current shareholders would own approximately 73% of the combined company, and Del Webb's current shareholders would own approximately 27%.

Pulte Homes also will assume Del Webb's outstanding debt, which was approximately $1.0 billion at March 31, 2001.

The transaction will be accounted for as a purchase and is expected to be accretive to Pulte Homes' cash flow and EPS in the first full year of operations. We anticipate that the transaction should be completed within three months.






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Confidential Draft                                              5/1/01   6:15 am

The combined company will use the Pulte Homes name and will be headquartered in Bloomfield Hills, Michigan. Del Webb's current business will become the Del Webb Group of Pulte Homes and will remain headquartered in Phoenix, Arizona.

Pulte Homes currently pays a regular quarterly dividend of $0.04 per share on its company's common stock. We expect the combined company to continue Pulte Homes' existing dividend policy following completion of the transaction. The payment of quarterly dividends will be unaffected by the merger announcement.

I would now like to turn the call over to LeRoy Hanneman, president and chief executive officer of Del Webb. LeRoy?







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Confidential Draft                                              5/1/01   6:15 am


LEROY HANNEMAN:

Thanks Bob and good morning everybody.

I share Bob's view about the unprecedented potential as the unique strengths and attributes of two market leaders are joined.

For those of you who don't know about Del Webb, I would like to give you some background.

Del Webb is the nation's leading builder of active adult communities for people age 55 and older. We operate 10 active adult communities in markets including Phoenix and Tucson, Ariz.; Las Vegas, Nev.; Palm Desert and Lincoln, Calif.; Hilton Head, S.C.; Georgetown, Texas; Ocala, Fla.; and Chicago, IL.

We also build family and country club communities in Phoenix and Las Vegas. Four of our communities are currently in the top 10 best selling master planned communities in the country.






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Confidential Draft                                              5/1/01   6:15 am

This is a winning combination for both companies' shareholders. Based on today's prices, I anticipate that Del Webb's shareholders will receive a significant premium for their shares. Our dedication to quality and innovation will continue to provide customers with homes that not only meet their housing needs, but also improve their quality of life. Additionally, creating a more diverse company with a larger and stronger workforce will provide Del Webb's employees with enhanced opportunities. Together, there will be the necessary scale and resources to accelerate the growth of Del Webb's communities nationwide.

In addition to greater efficiencies, the combination of complementary products and land positions will enable Pulte Homes to rapidly introduce Del Webb's powerful brand name into new markets where Pulte Homes already has established operations. At the same time, both companies can now capitalize on Del Webb's low-cost land positions in some of the nation's







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Confidential Draft                                              5/1/01   6:15 am

fastest-growing markets in Arizona, California, Illinois and Nevada, to further expand market share.

My plans are to remain with the company through the closing and then retire after 29 years of service to Del Webb.

Now, I would like to turn the call back over Bob.








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Confidential Draft                                              5/1/01   6:15 am


ROBERT BURGESS:

Thanks LeRoy.

Upon completion of the transaction, I will remain chairman and chief executive officer until I retire on December 31, 2001. At that time, Mark J. O'Brien, our current president and chief operating officer will, succeed me as chief executive officer.

The board of directors of Pulte Homes will be expanded to include three current members from the Del Webb board.










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Confidential Draft                                              5/1/01   6:15 am

This transaction is conditioned upon, among other things, the approvals of both Pulte Homes' and Del Webb's shareholders and appropriate regulatory approvals. William J. Pulte, founder of Pulte Homes, who beneficially owns approximately 26% of Pulte Homes' outstanding shares, has agreed to vote his shares in favor of the transaction.

Now we'll turn the call back over to the operator so we can begin with the question and answer portion of the call.







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Pulte Corporation and Del Webb Corporation will file a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pulte Homes free of charge by requesting them in writing from James P. Zeumer, Vice President of Investor and Corporate Communications, 33 Bloomfield Hills Parkway, Suite 200, Bloomfield Hills, Michigan, 48304 or by telephone at (800) 777-8583. You may obtain documents filed with the SEC by Del Webb free of charge by requesting them in writing from Donald V. Mickus, Vice President, Treasurer and Corporate Secretary, 6001 N. 24th Street, Phoenix, Arizona, 85016 or by telephone at (800) 808-8088.